EXHIBIT 17

From: Chadwick Ruby
Sent: Wednesday, July 1, 2020 8:06 AM
To: John Walsh ,Johnw@ucann.co; Earnie Blackmon ,eb@ucann.co; Dave Scott ,dave.scott@ucann.co; Jesus Vazquez ,Jmv@ucann.co
--------------------------------
Subject: Resignation

 Gentlemen,

With a heavy heart, I must submit my immediate resignation from the board of directors and officer of the company. It has been a very difficult decision, but I feel it is time to move on from United Cannabis. I will stay on as an employee for another two weeks to assist with the transition.

I am concerned with the current path of the company and I feel that it is going down a similar road that has been traveled unsuccessfully before. I brought an opportunity to the board of directors on May 27th that would have cut overhead significantly, paid off our largest creditors (i.e. one of which is the Monfort family who has been very friendly and tried to work with us) and would have taken us out of bankruptcy with an operating facility in Du Quoin and money to operate. That proposal was rejected, and it was decided that United Cannabis would proceed with a high-risk tolling agreement with an untested third party with questionable references and reputation. I accepted the vote and did my best to fulfill the obligations that were agreed to by the board of directors. I have increased production by over 100% over the last 30 days.

In addition, our key managers and the pillars that helped build our processing, testing and refinement laboratories are now leaving or have resigned. They all voiced concerns over the trajectory of the company and the chaotic manner in which some of our organization's leaders conduct business. That put me personally in a very challenging position. Not only do I have to try and replace my core staff, but I also have to singlehandedly complete the build outs of two of the largest facilities in the country, which I objected to constructing in the first place.

I have tried to be the conservative voice of reason through my seven years at the company. I feel that I have continually voiced concerns over various business decisions over the years, and I have been surprised repeatedly with unilateral decisions that have been made without my permission or vote. I continue to be exposed to additional liability that I need to mitigate.

I have worked diligently over the last several weeks to improve our processing capacity to give the company the best chance for success in the future. I truly want United Cannabis to be successful and I take this decision very seriously. It is a very sad day for me considering how much time and effort I have put into making United Cannabis a best in class hemp processor. I wish you all the best of luck going forward.

 Yours Truly,

 Chadwick Ruby